Exhibit 99.1
China Finance Online Hosted China’s Largest
Stock-Index Futures Forum
Beijing, China, June 9, 2010 — China Finance Online Co., Ltd. (“China Finance Online”,” the Company”) (NASDAQ: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets, today announced that the Company hosted China’s largest stock-index futures forum on June 5, 2010 at the Westin Hotel on the Financial Street in Beijing.
Celebrating the 20th anniversary of the formal inception of China’s capital markets as well as the 30th trading day of China’s new index futures trading, this forum attracted the most authoritative figures in financial derivative products from various Asian markets. High-profile participants from government regulatory bodies and securities exchanges from Mainland China, Hong Kong, Taiwan, Japan, Korea, and Singapore discussed the evolving application of financial derivative products in their respective markets. Among the most distinguished VIPs included senior executives and representatives from China Financial Futures Exchange, Shanghai Futures Exchange, NYSE-Euronext, Tokyo Stock Exchange, Korea Exchange, Singapore Stock Exchange, and Taiwan Futures Association.
Attendees also included corporate executives from China’s most recognized futures brokerage companies, mutual funds, and other institutional investment firms.
Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, stated, “China Finance Online is very excited to have organized and hosted this highest level dialogue regarding stock index futures and financial derivatives products in China among representatives of some of the world’s leading capital markets. We are particularly honored to have brought together academia, regulatory officials, and corporate executives from around the region as well as guest from NYSE-Euronext. Given our established brand name, improving data capability, broadening strategic partnerships with key institutions, and increasing user base, we are playing an important role in promoting the long-term, healthy application and development of financial derivative products in China.”
About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company believes that the Chinese economy continues to expand; however, the expansion may be uneven with certain sectors being affected more than others with resulting volatility in the Chinese equity market which could influence the Company’s operating results in the coming quarters. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contact:
In China:
Lily Zhang
Investor Relations
China Finance Online Co., Ltd.
ir@jrj.com
In the United States:
Kevin Theiss
Grayling
646-284-9409
kevin.theiss@grayling.com

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